EXHIBIT 99.58

CONSENT OF ENGINEERS

[Letterhead of Watts, Griffis and McOuat]

We hereby consent to the use of our names in connection with the following report, which is being filed as an exhibit to, and incorporated by reference into, the registration statement on Form 40-F of Silver Wheaton Corp. (formerly Chap Mercantile Inc.) (“Silver Wheaton”) being filed with United States Securities and Exchange Commission:

“A Technical Review of the Zinkgruvan Mine in South-Central Sweden for Silver Wheaton Corp.” dated December 13, 2004.

Dated: April 13, 2005

/s/ John R. Sullivan, P.Geo.

John R. Sullivan, P.Geo.

Senior Geologist

/s/ G. Ross MacFarlane, P.Eng.

G. Ross MacFarlane, P.Eng.

Senior Associate Metallurgical Engineer